UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATEISSUER PURSUANT TO RULE13a-16 OR 15d-16 UNDER THESECURITIES EXCHANGEACT OF 1934

For the month of May 2026

Commission File Number: 000-55607

First Mining Gold Corp.

(Translation of registrant’s name into English)

Suite 2070, 1188 West Georgia Street, Vancouver, B.C., V6E4A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description

99.1	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2026 and 2025
99.2	Management s Discussion & Analysis for the three months ended March 31, 2026 and 2025
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Mining Gold Corp. (Registrant)

Date: May 12, 2026	By:	/s/ Lisa Peterson
Lisa Peterson
Chief Financial Officer

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